June 11, 2010

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

Mail Stop 4631

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:

Stericycle, Inc.
Form 10-K for the fiscal year ended December 31, 2009
filed February 26, 2010
Form 8-K filed February 4, 2010
Definitive proxy statement on Schedule 14A
filed April 15, 2010
Form 10-Q for the fiscal quarter ended March 31, 2010
File No. 0-21229

Dear Mr. O’Brien:

I am writing in response to your letter of May 27, 2010. For the staff’s convenience, I have repeated each of the staff’s comments before our response to the comment.

Form 10-K for the Fiscal Year Ended December 31, 2009

Note 4 — Acquisitions and Divestitures, page 44

1.

We note your response to comment 9 in our letter dated March 25, 2009. Specifically, we note that you are assessing materiality for providing the disclosures required by SFAS 141 by using the significance tests in Rule 1-02(w) of Regulation S-X. Please tell us how you determined that using significance tests for purposes of determining whether acquiree financial statements and pro forma financial information is to be provided is appropriate for purposes of determining whether footnote disclosures should be provided for material acquisitions within a fiscal year either individually or in the aggregate. We continue to request that you provide the appropriate disclosures required by ASC 850-10-50 (paragraphs 67-73 of SFAS 141R) for material acquisitions either individually or in the aggregate. Please refer to SFAS 141 for those acquisition completed prior to the adoption of SFAS 141R. Further, to the extent that you have recognized a material amount of goodwill and/or other intangible assets, please disclose the amounts of goodwill and/or other intangible assets recognized by category and the period over which you are amortizing the other intangible assets, as appropriate. Please note that materiality should be assessed based on the extent to which the assets could be material to any quarterly or annual operating results and/or total stockholders' equity should the assets become fully impaired.

Response:

We believe we make all significant disclosures under ASC 805-10-50, including, but not limited to, purchase price allocation including acquired goodwill and intangibles, amounts of intangible assets subject to amortization and the amortization period, and amounts of goodwill that is tax deductible.  The aforementioned disclosures for acquisitions in the aggregate are found in our footnotes related to Acquisitions and Goodwill and Intangibles.  In future filings we will consolidate our various disclosures to the Acquisitions footnote.

Definitive Proxy Statement on Schedule 14A

General

2.

We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response:

We read the disclosure called for by Item 402(s) to be conditional and required only “[t]o the extent that risks arising from the registrant’s compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the registrant ....”

The compensation committee of our board of directors considered the matter at a meeting of the committee by teleconference on February 9, 2010. The minutes of this meeting indicate that “[t]he Committee next briefly considered the discussion of executive compensation and risk in the analysis attached as Exhibit C and confirmed the Committee’s agreement with the conclusion that the Company’s compensation program for its executive officers does not create enterprise or other risks that are reasonably likely to have an adverse effect on the Company.” A copy of Exhibit C accompanies this response.

In light of the committee’s assessment, which was consistent with management’s own assessment, we do not believe that any disclosure in response to Item 402(s) was required in our proxy statement.

3.

We cannot locate any disclosure responsive to Item 407(c)(2)(vi) of Regulation S-K. Please advise.

Response:

We believe that the following disclosure in our proxy statement (in the second paragraph under the caption, “Nominating and Governance Committee,” on page 8) was responsive to Item 407(c)(2)(vi):

The [Nominating and Governance] Committee considers a variety of factors in evaluating a candidate for selection as a nominee for election as a director. These factors include the candidate’s personal qualities, including, in particular, the candidate’s probity, independence of judgment and analytical skills, and the candidate’s professional experience, educational background, knowledge of our business and health care services generally, and experience serving on the boards of other public companies. While we do not currently have a formal diversity policy in connection with the selection of candidates as nominees for election as directors, the Board seeks directors who bring to the Board a mix of backgrounds and experiences that will enhance the quality of the Board’s deliberations and decisions ....

Compensation Discussion and Analysis. page 13

Stock Options, page 15

4.

Although you provide general disclosure relating to the procedure for determining the amount of securities granted, your disclosure does not meaningfully convey the reasons why you structure the program mechanics in the manner you have nor does it address the reasons why the actual amounts awarded for these forms of compensation were appropriate under the circumstances. Please understand that Item 402(b) of Regulation S-K requires a complete qualitative and quantitative discussion of how the Committee determined to award each specific form and level of compensation in 2009. To the extent applicable, this includes discussion of the various items of corporate and individual performance that the Compensation Committee considered in deriving specific levels of compensation. Please advise.

Response:

We note preliminarily that stock option grants to named executive officers in 2009 included both discretionary stock option grants and stock option grants pursuant to our bonus conversion program, which is described under the caption, “Bonus Conversion Program,” on pages 14-15 of our proxy statement. This response addresses discretionary stock option grants and does not consider stock option grants pursuant to our bonus conversion program. The value of discretionary stock option grants to the named executive officers in 2009 is shown in the “Options Award” column of the summary compensation table on page 18 of our proxy statement; the number of shares for which discretionary stock options were granted to named executive officers in 2009 is included in the shares shown in the “Option Awards” column in the table under “Grants of Plan-Based Awards” on page 19 of our proxy statement.

Our stock option grants to named executive officers in 2009 were initially determined taking into account (i) our operating performance, (ii) prior stock option grants, (iii) stock option grants and compensation practices at other companies with which members of the compensation committee were familiar and (iv) the goal of limiting stock option grants to executive officers and employees generally to no more than 10% of our fully-diluted shares over a trailing five-year period (thus averaging dilution of no more than 2% a year).

The proposed stock option grants to Messrs. Miller, ten Brink and Kogler were then adjusted on the basis of an informal survey by our human resources department in 2007 of the cash compensation and long-term incentive compensation paid to the chief executive officer, chief operating officer and chief financial officer at 18 other public companies providing waste management, healthcare, chemical treatment, storage and related business services. These companies consisted of: ABM Industries, Inc., Allied Waste Industries, Inc., Brink’s Company, Charles River Laboratories International, Inc., Chemed Corporation, ChoicePoint, Cintas Corporation, Clean Harbors, Connections Corporation of America, Covanta Holding Corporation, Cross Country Healthcare, Inc., Equifax, Inc., Healthcare Services Group, Inc., InVentiv Health, Inc., Iron Mountain Incorporated, Republic Services, Inc., ServiceMaster and Waste Connections, Inc.

The purpose of the adjustment was to provide Messrs. Miller, Kogler and ten Brink with the potential for total compensation that would place them in the 50th percentile of total compensation for their respective positions at the companies surveyed. In this regard, we considered the positions of chief operating officer and chief financial officer to be of equal value and used the average of the total compensation for these positions at the 50th percentile in determining the amounts used as targets for Messrs. ten Brink and Kogler. For Mr. Miller, total compensation at the 50th percentile was $2,293,600, and for Messrs. ten Brink and Kogler, total compensation at the 50th percentile was $1,111,100.

The adjustment to the number of stock options to be granted to Messrs. Miller, ten Brink and Kogler was intended to cover the gap between (i) the total compensation of Messrs. Miller, ten Brink and Kogler before any adjustment to their stock options and (ii) what their total compensation would be at the 50th percentile. In determining the total compensation of Messrs. Miller, ten Brink and Kogler, the compensation committee took into account (i) their respective base salaries, (ii) their respective compensation if they received performance incentive bonuses at the 100% level and (iii) the Black-Scholes value of the stock options that they were proposed to be granted. The latter value was also used for the value (and thus the number) of the additional stock options granted to Messrs. Miller, ten Brink and Kogler to cover the gap.

The effect of the adjustment was to increase Mr. Miller’s number of option shares by 40,773 shares, from 92,199 shares to 132,672 shares (rounded down by the compensation committee to 132,000 shares), and to increase Mr. ten Brink’s and Mr. Kogler’s number of option shares by 16,572 shares, from 42,203 shares to 58,875 shares (rounded down by the compensation committee to 58,000 shares).

In future proxy statements, we will expand the discussion of stock option grants in the compensation discussion and analysis to include the matters addressed in this response.

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

Note 10 — Comprehensive Income, page 12

5.

In future filings, please revise the table presented to clarify that the row including $515,000 and $19,000 attributable to non-controlling interests represents the noncontrolling interests' share of net income rather than comprehensive income, as stated.

In this regard, we note your presentation on page 4. Refer to ASC 810-10-50-1A for guidance.

Response:

In future filings we will change the row in the table to read “Less: Net income attributable to non-controlling interests.”

Exhibits 31.1 and 31.2

6.

As previously requested in comment 13 in our letter dated March 25, 2010, please revise the language in the 302 certifications to conform exactly to the language in Item 601 (B)(31) of Regulation S-K. We note in particular that the language in paragraph 4(d) of the certification has been revised.

Response:

In future filings we will change the language in paragraph 4(d) of the 302 certifications from:

disclosure in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s first fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting, to:

Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

*   *   *   *   *

If you require any additional information or have any further questions, please advise me. My direct telephone number is (847) 607-2051.

Very truly yours,

Frank J.M. ten Brink

Executive Vice President

and Chief Financial Officer

FtB/rdt

cc:

Ms. Tracey Houser, Staff Accountant

The following is the Exhibit C referred to in the compensation committee minutes quoted in our response to comment 2:

EXHIBIT C

Executive Compensation and Risk

Compensation Mix

The compensation of our executive officers is a mix of cash compensation (base salaries and performance incentive bonuses) and long-term incentive compensation (stock options). During 2006-2008, the mix of compensation was as follows:

	Approximate Percentage of Total Compensation of Executive Officers
	2008	2007	2006
Salaries	18.8%	20.2%	22.0%
Bonuses	24.0%	26.0%	25.8%
Stock options	57.8%	53.7%	51.9%

Base Salaries

Base salaries are the only fixed element of our executive officers’ compensation. We believe that their base salaries are sufficient to meet their essential financial needs. Their additional compensation, in the form of performance incentive bonuses and stock options, is intended to reward them for their performance if and only if Stericycle and our shareholders also benefit from their management.

Performance Incentive Bonuses

The performance incentive bonus (PIB) program for our executive officers is intended to provide them with short-term cash incentives for improvements in our operating performance as measured by our adjusted earnings. We believe that the PIB program operates as intended, and that it does not pose risks to Stericycle because:

•

the Compensation Committee determines the percentage of each officer’s base salary for which he is eligible for a PIB, and the payment of all PIBs is subject to the Committee’s final approval,

•

the metric used for the payment of PIBs is Stericycle’s EBITDA, and the Compensation Committee sets the EBITDA target for the year in question on the basis of the EBITDA shown in the final operating plan for the year as approved by the full Board of Directors, and

•

because the metric uses Stericycle’s consolidated EBITDA,

•

there are no potential self-interested distortions in management’s operation of the business of the kind that could arise if, for example, the metric used were revenues,

either company-wide or those of the executive officer’s business unit, and

•

the achievement of performance targets translates more directly into shareholder value than would be possible or likely, in the Committee’s judgment, using any other performance metric.

Stock Options

We use stock options as a major component of the compensation of our executive officers because of the incentive that stock options provide. Our stock options are always granted at the closing price of our stock on the date of the grant, and thus the value to our executive officers of their stock options depends entirely on the subsequent growth in value of our stock. The executive officers’ stock options accordingly provide an incentive to performance that contributes to our overall success as reflected in the market price of our stock, with a resulting benefit not just to our executive officers but to all of our shareholders.

We believe that our stock option grants serve their intended purpose, and that they do not pose risks to Stericycle because:

•

the Compensation Committee determines whether and the number of shares for which a stock option is to be granted, taking into account, among other factors in the Committee’s discretion, (i) Stericycle’s overall operating performance, (ii) each executive officer’s individual responsibilities and performance and (iii) the goal of limiting stock option grants to executive officers (and employees generally) to no more than 10% of Stericycle’s fully-diluted shares over a trailing five-year period (resulting in an average dilution of no more than 2% a year), and

•

options granted to our executive officers are service-based and vest over five years in annual installments of one-fifth of the option shares, and thus focus our executive officers on Stericycle’s long-term interests and not its short-term success

Overall Assessment

For these reasons, we do not believe that Stericycle’s compensation program for its executive officers creates enterprise or other risks that are reasonably likely1 to have an adverse effect on Stericycle.

Footnotes

1

In the SEC’s calculus, a “reasonably likely” threshold is higher than “possible” but lower than “more likely than not.”